UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.____________)*

WSFS Financial Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

929328102
(CUSIP Number)

R. Ted Weschler c/o Peninsula Capital Advisors, LLC 404B East Main Street Charlottesville, VA 22902 (434) 297-0811
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	929328102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peninsula Capital Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

610,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

610,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
610,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

CUSIP No.	929328102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peninsula Investment Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

610,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

610,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

610,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14.	TYPE OF REPORTING PERSON*

PN

*(SEE INSTRUCTIONS)

CUSIP No.	929328102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

R. Ted Weschler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

610,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

610,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
610,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14.	TYPE OF REPORTING PERSON*

IN, HC

*(SEE INSTRUCTIONS)

CUSIP No.	929328102

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the "Common Stock") of WSFS Financial Corporation, a Delaware corporation (the "Issuer").  The principal executive office and mailing address of the Issuer is 500 Delaware Avenue, Wilmington, Delaware 19801.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by Peninsula Capital Advisors, LLC, a Delaware limited liability company (the "Investment Manager"), Peninsula Investment Partners, L.P., a Delaware limited partnership (the "Partnership") and R. Ted Weschler, the sole managing member of the Investment Manager ("Mr. Weschler," the Investment Manager, and the Partnership, collectively, the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is: c/o Peninsula Capital Advisors, LLC 404B East Main Street Charlottesville, VA 22902
(c)
The principal business of the Investment Manager is to serve as the investment manager of the Partnership.  The Investment Manager also serves as investment manager to a number of separate managed accounts and trusts. The principal business of the Partnership is to serve as a private investment vehicle. The principal occupation of Mr. Weschler is investment management.

Mr. Weschler is the sole managing member of the Investment Manager and is responsible for making investment decisions with respect to the Partnership and, as a result, Mr. Weschler may be deemed to control such entity. Accordingly, Mr. Weschler may be deemed to have a beneficial interest in the shares of Common Stock by virtue of his indirect control of the Partnership's power to vote and/or dispose of the shares of Common Stock. Mr. Weschler disclaims beneficial ownership of the shares of Common Stock except to the extent of his respective pecuniary interest, if any, therein.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)
The citizenship of each Reporting Person is as follows:

Investment Manager: Delaware limited liability company;

Partnership: Delaware limited partnership; and

Mr. Weschler: Citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the purchases of 610,000 shares of Common Stock held in the account of the Partnership was $14,123,690 from the working capital of the Partnership.

No borrowed funds were used to purchase the 610,000 shares of Common Stock other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Partnership has entered into a conditional stock purchase agreement with the Issuer dated July 27, 2009 (the "Stock Purchase Agreement"), which is described in more detail in Item 6 below and in the Issuer's Current Report on Form 8-K filed with the Commission on July 27, 2009.

The Reporting Persons have acquired the shares of Common Stock for investment purposes.  The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in items described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

In connection with the Stock Purchase Agreement, the Issuer has agreed to appoint Mr. Weschler to the Issuer's Board of Directors and Mr. Weschler has advised the Issuer of his intent to serve as a member of the Issuer's board of directors until the Issuer's next annual meeting of its shareholders and for an additional three year term if nominated by the Issuer's nominating committee and subsequently elected by the shareholders of the Issuer.  Because Mr. Weschler may serve as a director of the Issuer, he may have influence over the corporate activities of the Issuer.

The Reporting Persons have advised the Issuer of their intent to hold the shares of Common Stock, including the securities to be purchased under the Stock Purchase Agreement, for a period of (i) not less than three months after Mr. Weschler ceases to be a director of the Issuer and (ii) not less than three months after the first three-year term if Mr. Weschler serves a second successive three-year term.

The Reporting Persons reserve the right to acquire or dispose of Common Stock, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors, subject at all times to any conditions applicable to the Reporting Persons as a result of regulatory actions, orders or determinations by the Office of Thrift Supervision.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
According to the Issuer's most recent quarterly report on Form 10-Q, there were 6,190,987 shares of Common Stock issued and outstanding as of May 1, 2009.  Based on such information, the Reporting Persons report beneficial ownership of the following Shares:

The Investment Manager reports beneficial ownership of 610,000 shares of the Common Stock, representing 9.9% of the Common Stock outstanding.

The Investment Manager has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 610,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 610,000 shares of Common Stock.

The Investment Manager specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

The Partnership reports beneficial ownership of 610,000 shares of Common Stock, representing 9.9% of the Common Stock outstanding.

The Partnership has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 610,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 610,000 shares of Common Stock.

The Partnership specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

Mr. Weschler reports beneficial ownership of 610,000 shares of the Common Stock, representing 9.9% of the Common Stock outstanding.

Mr. Weschler has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 610,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 610,000 shares of Common Stock.

Mr. Weschler specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

(c)	Except for the Stock Purchase Agreement described in Item 6, no transactions in the Common Stock were effected by the Reporting Persons during the past 60 days.

(d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Stock Purchase Agreement attached hereto as Exhibit B, the Partnership agreed to purchase directly from the Issuer (i) 862,069 shares of Common Stock, and (ii) a warrant for an aggregate purchase price of $25.0 million in cash (the "Transaction"). Under the Stock Purchase Agreement, the warrant, a form of which is attached hereto as Exhibit C, will be immediately exercisable and grant the Partnership the right, for ten years from the date of issuance, to purchase 129,310 shares of Common Stock at an exercise price of $29.00 per share.   The Warrant permits the exercise price to be paid in cash or shares of Common Stock.

Consummation of the Transaction is subject to certain conditions precedent including, among others, having obtained the approval by the Office of Thrift Supervision of a Rebuttal of Rebuttable Determination of Control on behalf of the Partnership with respect to the Issuer.  Because no securities have been issued under the Stock Purchase Agreement, and the Reporting Persons do not have voting or dispositive power over such securities, the Reporting Persons are not currently deemed the beneficial owners of the securities to be purchased under the Stock Purchase Agreement.

In addition, the Stock Purchase Agreement contains certain registration and indemnification rights.

Other than the information disclosed herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

A.	Joint Acquisition Statement

B.	Stock Purchase Agreement dated July 27, 2009

C.	Form of Warrant to Purchase Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2009

PENINSULA CAPITAL ADVISORS, LLC* By: /s/ R. Ted Weschler Name: R. Ted Weschler Title: Managing Member
PENINSULA INVESTMENT PARTNERS, L.P.* By: Peninsula Capital Appreciation, LLC General Partner By: /s/ R. Ted Weschler Name: R. Ted Weschler Title: Managing Member
/s/ R. Ted Weschler * Name: R. Ted Weschler

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Acquisition Statement
Pursuant to Section 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: July 30, 2009

PENINSULA CAPITAL ADVISORS, LLC* By: /s/ R. Ted Weschler Name: R. Ted Weschler Title: Managing Member
PENINSULA INVESTMENT PARTNERS, L.P.* By: Peninsula Capital Appreciation, LLC General Partner By: /s/ R. Ted Weschler Name: R. Ted Weschler Title: Managing Member
/s/ R. Ted Weschler * Name: R. Ted Weschler

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Exhibit B

STOCK PURCHASE AGREEMENT DATED JULY 27, 2009

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT ("Agreement") is made as of July 27, 2009, by and between WSFS Financial Corporation, a Delaware corporation ("Seller"), and Peninsula Investment Partners, L.P., a Delaware limited partnership ("Buyer").

WHEREAS, the Board of Directors of Seller proposes to sell to Buyer, and Buyer proposes to purchase from Seller, (i) such amount of shares of common stock of Seller, $.01 par value per share ("Seller Common Stock"), and (ii) a warrant to purchase shares of the Seller Common Stock (the "Warrant"), in each case as set forth below, for an aggregate purchase price of $25,000,000, in cash; and

WHEREAS, the Board of Directors of Seller believes that the sale of the shares of Seller Common Stock and the Warrant to Buyer, under the terms and conditions set forth in this Agreement, is in the best interests of the Seller and its stockholders;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, mutually agree as follows:

1.     Purchase and Sale of Shares; Warrant.

1.1          Subject to the terms and conditions set forth herein, at the Closing (as defined in Section 2.1 hereof), Seller shall sell, transfer, assign and deliver unto Buyer, and Buyer shall purchase from Seller, (a) Eight Hundred Sixty Two Thousand Sixty Nine (862,069) shares of Seller Common Stock (each, a "Share", and collectively, the "Shares"), and (b) a Warrant to purchase upon exercise thereof One Hundred Twenty Nine Thousand Three Hundred Ten (129,310) Shares (each such Share, a "Warrant Share", and, collectively, the "Warrant Shares") in accordance with the terms and conditions set forth in the certificate evidencing the Warrant attached hereto as Exhibit A.

1.2           At the Closing, Buyer shall pay to Seller a purchase price (the "Purchase Price") of $25,000,000, in cash, in consideration of its purchase of the Shares and the Warrant.  At any exercise of the Warrant, in whole or in part, Buyer shall pay to Seller the Warrant's exercise price multiplied by the number of Warrant Shares for which the Warrant is being exercised in immediately available cash funds, or net settlement in Shares as set forth in Section 4 of the Warrant, and Seller shall deliver to Buyer the Warrant Shares in accordance with the terms of the Warrant.

2.     The Closing.

2.1           The closing under this Agreement (the "Closing") shall take place within seven (7) business days following the approval by the Office of Thrift Supervision (the "OTS") of the Rebuttal of Rebuttable Determination of Control filed by Buyer with respect to the Seller.  At such time, the Closing shall take place at 10:00 am at the main office of the Seller, 500 Delaware Avenue, Wilmington, Delaware, or at such other place and time as the parties shall agree in writing.

Immediately prior to the Closing (and as a condition of the Buyer's obligations to purchase the Shares and the Warrant and otherwise perform its obligations under this Agreement), the Seller shall deliver to the Buyer a certificate from the Chief Executive Officer of the Seller certifying that (a) as of such date, to his knowledge, the representations and warranties set forth herein are true and accurate in all respects, and (b) that there has not been since the execution of this Agreement any material adverse change to the Seller's business.

2.2  Immediately prior to the Closing (and as a condition of the Seller's obligations to deliver the Shares and the Warrant and otherwise perform its obligations under this Agreement), the Buyer shall deliver to the Seller a certificate from its general partner certifying as to the Buyer that as of such date, to  his knowledge, the representations and warranties set forth herein are true and accurate in all material respects.  For purposes of this Section 2.3, the term "knowledge" shall mean the actual knowledge of Mr. Ted Weschler.

2.3  At the Closing, Seller shall deliver to Buyer a certificate for each of the Shares and the Warrant, duly registered in the name of the Seller.

2.4           At the Closing, Buyer shall deliver to Seller the Purchase Price by wire transfer of immediately available funds.

3.             Registration Rights.  As additional consideration for the agreement of Buyer to purchase the Shares and the Warrant under this Agreement, Seller further agrees to provide to Buyer the following registration rights with respect to the Shares and the Warrant Shares.

3.1           Listing of Common Stock.  The Seller shall use its best efforts to cause the Seller Common Stock to remain listed on The NASDAQ Stock Market LLC ("Nasdaq").  The Seller shall cause the Shares and, upon exercise, the Warrant Shares to be listed or included in such listing or on each securities exchange or automated quotation system on which similar securities issued by the Seller are then listed or included.

3.2           Shelf Registration.  The Seller shall prepare and file with the U.S. Securities and Exchange Commission (the "SEC"), as soon as practicable but in no event later than ninety (90) days after the Closing, a Registration Statement on Form S-3 (or such other form as the Seller is then eligible to use) registering the resale from time to time by the Buyer of the Shares and the Warrant Shares pursuant to a plan of distribution reasonably acceptable to the Buyer (the "Registration Statement").  The Buyer agrees to promptly provide to the Seller, in writing, such information as the Seller may reasonably request for inclusion in the Registration Statement.  The Seller shall use its best efforts to cause the Registration Statement to be declared effective by the SEC on the earlier of (a) ninety (90) days after its filing date, or (b) the fifth business day following the date on which the Seller is notified by the SEC that the Registration Statement will not be reviewed or is no longer subject to further review and comments (the "Effectiveness Deadline"), and to keep such Registration Statement continuously effective under the Securities Act of 1933, as amended (the "Securities Act") until the earlier of (x) the date on which all Shares and Warrant Shares covered by the Registration Statement may be sold without restriction (including, without limitation, any applicable filing requirements, manner of sale, current public information and volume limitations whether as a result of Buyer being deemed an "affiliate" of the Seller as such term is defined and used in Rule 144 or otherwise) by the Buyer pursuant to Rule 144(b)(ii), or (y) such date as all Shares and Warrant Shares registered on such Registration Statement have been sold by the Buyer (the earlier to occur of (x) or (y) is the "Registration Termination Date").

(a) If a Registration Statement ceases to be effective for any reason at any time prior to the applicable Registration Termination Date, the Seller shall use its best efforts to reinstate the effectiveness thereof.

(b) The Seller shall supplement and amend the Registration Statement if required by the rules, regulations or instructions applicable to the registration form used by the Seller for such Registration Statement, if required by the Securities Act and the rules and regulations of the SEC thereunder, or to the extent to which the Seller does not reasonably object, as requested by the Buyer.

(c) All Registration Expenses (as defined below) incurred in connection with the registrations pursuant to this Section 3.2 shall be borne by the Seller. "Registration Expenses" shall mean all expenses incurred by the Seller in complying with this Section 3.2 hereof including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Seller, blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration.

(d) The Seller may suspend sales of Shares and Warrant Shares (if applicable) pursuant to the Registration Statement for a period of not more than thirty (30) days during any six (6) month period in the event it determines in good faith that such Registration Statement contains an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statement therein not misleading; provided that (i) the Seller shall immediately notify the Buyer in writing of such suspension and (ii) the Seller shall promptly amend such Registration Statement in order to correct any untrue statement and/or ensure that such Registration Statement is not misleading.  At the time the Registration Statement is declared effective, the Buyer shall be named as a selling security holder in the Registration Statement and the related prospectus in such a manner as to permit the Buyer to deliver such prospectus to purchasers of Shares in accordance with applicable law.

(e) The Seller shall promptly furnish to the Buyer upon receipt thereof (i) any correspondence from the SEC or the staff of the SEC to the Seller or its representatives relating to any Registration Statement (but shall redact any material non-public information therefrom), and (ii) after the same is prepared and filed with the SEC, a copy of any Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits.

(f) The Seller shall furnish to the Buyer at Seller's sole cost and expense such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Shares and Warrant Shares owned by them.

(g) The Seller shall use its best efforts to register and qualify the securities covered by a Registration Statement under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by the Buyer at Seller's sole cost and expense.

(h) The Seller shall immediately notify the Buyer at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a

(i) result of which the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; provided, however, that, subject to Section 3.2(d), the Seller shall promptly amend such Registration Statement in order to correct any untrue statement and/or ensure that such Registration Statement is not misleading.  The Seller shall immediately notify Buyer (i) when such registration statement or any post-effective amendment thereto has become effective; (ii) of any request by the SEC or any other federal or state governmental authority for amendments or supplements to a Registration Statement or prospectus or for additional information that pertains to the Buyer as a selling stockholder or its plan of distribution; (iii) of the issuance by the SEC of any stop order suspending the effectiveness of a Registration Statement covering any or all of the Shares or the Warrant Shares or the initiation of any proceedings for that purpose, including pursuant to Section 8A of the Securities Act; (iv) of the receipt by the Seller of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares or the Warrant Shares for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose; and (v) of the occurrence of any other event that results in the Buyer being unable to sell Shares or Warrant Shares pursuant to the Registration Statement or related prospectus.

3.3           Piggyback Registration Rights.  If at any time following the issuance of the Shares under this Agreement, the Seller (a) has not registered the Shares and the Warrant Shares in accordance with this Agreement and, (b)  the Seller proposes to register any common stock under the Securities Act (other than registration pursuant to a registration statement on Form S-4 or Form S-8 or any successor form of securities to be offered in a transaction of the type referred to in Rule 145 under the Securities Act or to employees of Seller pursuant to any employee benefit plan, respectively), Seller will promptly, but not less than thirty (30) days prior to the filing date of any such registration statement, give written notice to Buyer of its intention to effect that registration and of the rights of Buyer under this Agreement to participate therein ("Piggyback Registration"), which notice shall include the estimated filing date for the registration statement.  Upon the written request of Buyer made within twenty (20) days after receipt of any such notice, Seller will include in the Piggyback Registration (and any related qualifications under applicable state securities laws) all Shares and/or Warrant Shares that Buyer has so requested Seller to register.  In connection with any piggyback registration, the Seller shall comply with procedures set forth in Section 3.2(b) – (h).  Seller shall pay all reasonable and customary registration expenses in connection with any Piggyback Registration (including maintenance of the effectiveness of any registration, as required under this Agreement), including, without limitation: (a) all registration and filing fees required by or payable to the SEC, any stock exchange or the Financial Industry Regulatory Authority ("FINRA"), including, if applicable, the fees and expenses of any a qualified independent underwriter (and its counsel) that is retained in accordance with the rules and regulations of the FINRA, (b) all fees and expenses to comply with state securities or blue sky laws (including reasonable fees and disbursements of counsel for the underwriters, if any, in connection with blue sky qualifications), (c) all printing, messenger and delivery expenses (d) all fees and disbursements of counsel for Seller and Seller's independent public accountants, including the expenses of any special audits and/or "cold comfort" or other accountants' letters required by or incident to such registration, (e) fees and disbursements of underwriters imposed on Seller by the underwriting agreements to which Seller is a part, and the reasonable fees and expenses of any special experts retained in connection with the requested registration, and (f) the actual and reasonable fees and disbursements of counsel for Buyer in an amount not to exceed $30,000.

3.4           Reports under Securities Exchange Act of 1934. With a view to making available to the Buyer the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit the Buyer to sell securities of the Seller to the public without registration or pursuant to a Registration Statement, the Seller agrees to:

(a) use its reasonable best efforts to make and keep adequate current public information available in accordance with Rule 144(c) at all times as the Seller remains subject to the periodic reporting requirements under Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

(b) use its reasonable best efforts to take such action as is necessary to enable the Buyer to qualify for use of the SEC's Form S-3 or such other registration statement form as may be applicable for the sale of their Shares and the Warrant Shares;

(c) use its reasonable best efforts to file with the SEC in a timely manner all reports and other documents required of the Seller under the Securities Act and the Exchange Act; and

(d) furnish to the Buyer, so long as the Buyer owns any Shares or Warrant Shares, upon reasonable request (i) a written statement by the Seller that it has complied with the reporting requirements of the Securities Act and the Exchange Act, or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (or such other form as the Seller is then eligible to use), and (ii) a copy of the most recent annual or quarterly report of the Seller and such other reports and documents so filed by the Seller with the SEC.

3.5       Indemnification

(a)           Indemnification by Seller.  To the extent permitted by applicable law, Seller will indemnify Buyer and each of its respective controlling persons, affiliates, shareholders, directors, officers, employees and agents (a "Seller Indemnified Person") with respect to which registration, qualification or compliance has been effected pursuant to this Agreement, against all claims, losses, damages, costs, expenses (including reasonable costs of investigation and legal expenses) and liabilities whatsoever (or actions in respect thereof) arising out of or based on (i) any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other similar document (including any related registration statement, notification or the like) incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, or (ii) any violation by Seller of the Securities Act or any state securities law or of any rule or regulation promulgated under the Securities Act or any state securities law or any common law or any other law applicable to Seller in connection with any such registration, qualification or compliance, and will reimburse a Seller Indemnified Person for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, unless such action arises out of or is based on any untrue statement or omission based upon written information furnished to Seller by Buyer.  It is expressly acknowledged that Seller shall not indemnify a Seller Indemnified Person otherwise entitled to indemnification hereunder if such Seller Indemnified Person made an untrue statement or failed to state a material fact in information furnished to Seller by Buyer for use in a registration statement and if the use of such information by Seller in connection with its registration statement causes the claim, loss, damages, cost, expense or liability for which indemnification is being sought.

(b)           Indemnification by Buyer.   Buyer will indemnify Seller and each of its respective controlling persons, affiliates, shareholders, directors, officers, employees and agents (a "Buyer Indemnified Person") against all claims, losses, damages, costs, expenses (including reasonable costs of investigation and legal expenses) and liabilities whatsoever (or actions in respect thereof) arising out of or based upon (i) any untrue statement of a material fact contained in the Registration Statement, any prospectus, or any form of prospectus, or in any amendment or supplement thereto, or arising solely out of or based solely upon an omission of a material fact required to be stated in the Registration Statement or necessary to make the statements therein not misleading to the extent, but only to the extent, that such untrue statement or omission is contained in information furnished by Buyer to Seller expressly for use therein, or (ii) any disposition of the Shares in violation of Section 3.2(d) of this Agreement.  In no event shall the liability of the Buyer hereunder be greater in aggregate amount than the dollar amount of the net proceeds received by Buyer upon the sale of the registrable securities giving rise to such indemnification obligation.

(c)           Indemnification Mechanics.  A party entitled to indemnification under this Section 3.5 (the "Indemnified Party") shall give written notice to the party or parties required to provide indemnification (the "Indemnifying Party") within a reasonable amount of time after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld).  The failure of an Indemnified Party to give notice as provided herein shall relieve the Indemnifying Party of its obligations under this Agreement only to the extent that such failure to give notice shall materially adversely prejudice the Indemnifying Party in the defense of any such claim or any such litigation.  No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.  If any such Indemnified Party shall have been advised by counsel chosen by it that there may be one or more legal defenses available to such Indemnified Party that are different from or additional to those available to the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense of such action on behalf of such Indemnified Party and will reimburse such Indemnified Party and any person controlling such Indemnified Party for the reasonable fees and expenses of any counsel retained by the Indemnified Party, it being understood that the Indemnified Party shall not, in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys for such Indemnified Party or controlling person, which firm shall be designated in writing by the Indemnified Party to the Indemnifying Party.

(d)           Contribution.  If the indemnification provided for in this Section 3.5 is unavailable to an Indemnified Party (other than by reason of any exception provided in Section 3.5(a) hereof) in respect of any losses, claims, damages, costs, expenses or liabilities for which such Indemnified Party is entitled to be indemnified hereunder, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, costs, expenses or liabilities in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions which resulted in such losses, claims, damages, costs, expenses or liabilities, as well as any other relevant equitable considerations.  The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The amount paid or payable by the Indemnifying Party as a result of losses, claims, damages, costs, expenses or liabilities referred to above shall be deemed to include, subject to the limitations set forth in Section 3.5(b) hereof, any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.  The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 3.5(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 3.5(d).  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation.  Notwithstanding the provisions of this Section 3.5(d), Buyer shall not be required to contribute any amount in excess of the total amount by which the total price at which Shares were sold by Buyer and distributed to the public exceeds the amount of any damages Buyer has otherwise been required to pay be reason of such untrue or alleged untrue statement or omission or alleged omission.

4.             Representations, Warranties and Covenants of Seller.  In addition to the warranties, representations and covenants of Seller contained elsewhere herein, Seller hereby warrants, represents and covenants to Buyer as follows:

4.1           Seller is a corporation organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to carry on its business as now conducted.

4.2           The authorized common stock of Seller consists of 20,000,000 shares of   Seller Common Stock, of which 6,190,987 shares were issued and outstanding as of June 30, 2009.  The authorized preferred stock of Seller consists of 7,500,000 shares of serial preferred stock, par value $.01 per share ("Seller Preferred Stock"), of which 52,625 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, are issued and outstanding to the U.S Department of Treasury as of June 30, 2009.  Other than the Seller Common Stock and Seller Preferred Stock, there are no other classes of equity securities of the Seller. Except as disclosed in Schedule 4.2 to this Agreement, there are no outstanding subscriptions, options, warrants, debt instruments or other agreements obligating Seller to issue, sell or otherwise dispose of any shares of Seller Common Stock.  As of the Closing, the Shares and the Warrant Shares are being sold, and (upon receipt by the Buyer at the Closing or upon the exercise of the Warrant) will be, free and clear of all liabilities, debts, obligations, encumbrances, leases, indebtedness, liens, charges, and pledges, of whatever nature, whether fixed or contingent, disclosed or undisclosed, foreseen or unforeseen, as of the date of this Agreement.

4.3           Seller possesses the requisite corporate power and authority to execute and deliver this Agreement and perform all of its obligations hereunder, and no additional consent or approval of any other person, entity or governmental authority is required therefor.  This Agreement is a valid and binding obligation of Seller and is fully enforceable against it in accordance with its terms and conditions.

4.4           The execution and delivery of this Agreement by Seller will not violate any law, regulation, decree, writ, order or injunction which, collectively, would have a material adverse effect upon the Seller's ability to consummate the transactions contemplated hereby.

4.5           Seller has made all necessary filings with all applicable federal, state and local authorities and/or regulatory bodies, and has complied with all applicable laws, in each case with respect to the transaction contemplated herein, and Seller will take all such further actions as are necessary or appropriate to cause the transaction contemplated hereby to comply with all applicable law.

4.6.           The representations and warranties set forth herein are accurate in all material respects.  None of the  periodic and other reports of the Seller filed with the SEC under the Exchange Act since June 30, 2004, contain any misstatement of a material fact or omit to state a material fact necessary to prevent the statements made herein or therein from being misleading.  Except as disclosed in Schedule 4.6 to this Agreement, since the filing of Seller's most recent Quarterly Report on Form 10-Q with the SEC, there has been no material adverse change to the Seller's financial condition or its results of operations of the kind required to be disclosed in filings with the SEC under applicable federal securities laws that have not been so disclosed by Seller.

5.             Representations, Warranties and Covenants of Buyer.  In addition to the warranties, representations and covenants of Buyer contained elsewhere herein, Buyer hereby warrants, represents and covenants to Seller as follows:

5.1           Buyer is a limited partnership organized, validly existing and in good standing under the laws of the State of Delaware and possesses all requisite power and authority to execute and deliver this Agreement and perform all of its obligations hereunder, and no additional consent or approval of any other person, entity or governmental authority is required therefor.  This Agreement is a valid and binding obligation of Buyer and is fully enforceable against it in accordance with its terms and conditions.  Buyer is an "accredited investor," as that term is defined in Rule 501 of Regulation D under the Securities Act.

5.2           The execution and delivery of this Agreement by Buyer will not  violate any law, regulation, decree, writ, order or injunction which, collectively, would have a material adverse effect upon the Buyer's ability to consummate the transactions contemplated hereby.

5.3           Buyer has filed with the OTS a Rebuttal of Rebuttable Determination of Control with respect to its investment in the Seller contemplated hereby.

5.4           The representations and warranties made here in are accurate in all material respects.  Buyer will have the funds to pay the Purchase Price as of the Closing Date.

5.5           Buyer has requested and received such information and has made such due diligence investigation, including having access to the books and records of Seller and Wilmington Savings Fund Society, FSB, as Buyer has deemed pertinent to its consideration of the purchase of the Shares and the Warrant.  Buyer has not been furnished any offering literature or prospectus.  Buyer has carefully reviewed the publicly available information regarding the Seller and the information provided to Buyer by the Seller and is thoroughly familiar with the existing and proposed business operations, management and financial condition of the Seller.  Buyer acknowledges and understands (i) the risks involved in this investment, including the speculative nature of the investment, (ii) the financial hazards involved in this investment, including the risk of losing the entire investment in the Seller's Common Stock, and (iii) the tax consequences of this investment to the Buyer.  Buyer has consulted with its own legal, accounting, tax, investment and other advisers with respect to the tax treatment of an investment by the Buyer in the Seller's Common Stock and the merits and risk of an investment in the Seller's Common Stock.

5.6           Buyer understands that the offering and sale of Seller Common Stock under this Agreement has not been registered under the Securities Act, in reliance on the exemption for non-public offerings provided by Section 4(2) of the Securities Act and regulations promulgated thereunder, and that Buyer has no right to require such registration (except for Buyer's rights to require registration of the Shares under Section 3 hereof).  Buyer further understands that the offering and sale of Seller Common Stock has not been qualified or registered under the securities laws of the State of Delaware or the Commonwealth of Virginia in reliance upon exemptions under such laws and in reliance upon the representations made and information furnished by Buyer in this Agreement; that the offering and sale of Seller Common Stock has not been reviewed by the SEC, any state securities authorities, the OTS, or other regulatory authority and that a number of material terms of this offering do not comply with the standards generally applied by such authorities with respect to offerings that are subject to their review.

5.7           Buyer understands that there may be no liquid market for the Seller Common Stock and that it may not be able to sell or dispose of such shares; Buyer has liquid assets sufficient to assure that purchase of the Shares will cause no undue financial difficulties and that, after purchasing the Shares and the Warrant, Buyer will be able to provide for any foreseeable current needs and possible personal contingencies; and Buyer is able to bear the risk of illiquidity and the risk of a complete loss of this investment. Buyer represents and agrees that it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Shares and has the capacity to protect the Buyer's own interests in connection with the investment in the Shares. Buyer understands that the Shares are subject to resale restrictions.

5.8           Buyer understands that it may be deemed an "affiliate" as defined in Rule 144 under the Securities Act as a result of Mr. Weschler serving as a Director, and that the Shares will, and the Warrant Shares may, be "restricted securities" as defined in Rule 144 under the Securities Act and, accordingly, that the Shares, and the Warrant Shares, must be held indefinitely unless they are subsequently registered or qualified under the Securities Act and any other applicable securities law or exemptions from such registration and qualifications are available.  Buyer understands that the right to transfer the Shares (and possibly the Warrant Shares) will be restricted unless the transfer is not in violation of the Securities Act and applicable state securities laws (including investor suitability standards) and that the certificate(s) for the Shares and the Warrant Shares will bear the following legends:

The shares represented by this certificate are issued subject to all the provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of the Corporation as from time to time amended (copies of which are on file at the principal executive office of the Corporation), to all of which the holder by acceptance hereof assents.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND UPON REQUEST AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED

Upon the effectiveness of the Registration Statement or at such time as the Buyer shall be able to sell Shares and/or Warrant Shares in reliance upon Rule 144(b)(1), upon Buyer's request, the Seller shall cooperate with the Buyer to facilitate the timely preparation and delivery of certificates representing Shares and/or Warrant Shares to be sold and not bearing any restrictive legends; and enable such securities to be in such share amounts and registered in such names as the Buyer shall request.

5.9           The Shares and the Warrant are being purchased for the account of Buyer, with Buyer's own funds and not the funds of any other person, for investment only and not for the interest or account of any other person or with a view toward resale, assignment, fractionalization, or distribution thereof, and Buyer agrees not to sell, transfer or otherwise dispose of the Shares or the Warrant Shares unless they have been registered under the Securities Act and applicable state securities laws or an exemption from the registration requirements of the Securities Act and such laws is available.  Buyer has not entered into any agreement to transfer the Shares, the Warrant or the Warrant Shares upon issuance.  There are no agreements or other arrangements, written or otherwise, between Buyer and any other person to act together for the purpose of acquiring, holding, voting or disposing of the Shares or the Warrant Shares.

5.10           The Buyer acknowledges and agrees that (i) the Shares and the Warrant Shares are not savings accounts or deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation (the "FDIC") or any other government agency, (ii) there are significant risks incident to an investment in the Shares and the Warrant Shares, and (iii) no Federal or state governmental agency has passed upon or will pass upon the offer or sale of the Shares or the Warrant or has made or will make any finding or determination as to the fairness of this investment.

6.           Notices.  All notices or other communications required or permitted to be given hereunder shall be in writing and shall be by certified mail, return receipt requested, addressed as set forth below or as may be otherwise specified by notice meeting the requirements of this paragraph.  All notices shall be deemed given when mailed pursuant to the foregoing sentences.  Notices shall be addressed as follows:

If to Seller:

Mark A. Turner
President and CEO
WSFS Financial Corporation
500 Market Street
Wilmington, Delaware 19801
Facsimile No.: (302) 571-6842

With Copy To:

John J. Spidi, Esq.
Malizia Spidi & Fisch, PC
901 New York Avenue, NW
Suite 210 East
Washington, DC  20001
Facsimile No.: (202) 434-4661

If to Buyer:

Peninsula Investment Partners, L.P.
404B East Main Street, 2nd Floor
Charlottesville, Virginia 22902
Attention:  Mr. R. Ted Weschler
Telephone:(434) 297-0811
Telecopy:  (434) 220-9321

With Copy To:

Seward & Kissel LLP
One Battery Park Plaza
New York, New York  10004
Attention:  Patricia A. Poglinco, Esq.
Telephone:  (212) 574-1200
Telecopy:  (212) 480-8421

7.             Merger or Consolidation.  In the event of any consolidation or merger of Seller with or into another corporation, the consolidation of Seller with or the merger of Seller with or into any other person, or in the event of the sale or other transfer of all or substantially all of the assets of Seller to any other person, then in each case the rights of Buyer under this Agreement shall survive such consolidation, merger, sale or other transfer and shall thereafter be enforceable against the entity succeeding as to the rights and obligations of Seller hereunder.

8.             Seller Covenants.

(a)           Board Appointment.  The Seller agrees to (a) immediately following the Closing, take all such actions as are necessary to appoint R. Ted Weschler to the board of directors of the Seller, and (b) further use its best efforts to amend the certificate of incorporation, bylaws and other corporate documents of the Seller if required in order to provide for the matters contemplated under this Section 8.

9.             Seller's Right upon Triggering Event.  If, at any time Buyer owns any of the Shares, the Warrant or Warrant Shares, Mr. R. Ted Weschler becomes deceased, disabled or legally incapacitated, or is no longer the managing member (or person serving a similar function) of the Buyer's general partner (the "Triggering Event"), Seller shall have the right to repurchase from Buyer (i) all or any portion of the Shares purchased under this Agreement at a purchase price equal to 110% of the volume weighted average price of the Seller Common Stock as reported on the Nasdaq Global Select Market (or such other market as the Seller Common Stock is then listed for trading) for the 30 trading days preceding the Triggering Event, and (ii) all or any portion of the then outstanding Warrant and Warrant Shares at the Fair Market Value, as defined in this Section 9.  Within sixty (60) days of a Triggering Event and concurrently with Buyer's provision of notice regarding such Triggering Event to its limited partners as required by its partnership agreement, Buyer shall give written notice to Seller of the occurrence of a Triggering Event (the "Triggering Event Notice").  Commencing upon its receipt of a Triggering Event Notice and ending one hundred fifty (150) trading days thereafter, Seller shall have the option to exercise its right to purchase all or any portion of the Shares, the Warrant or Warrant Shares (in the manner contemplated herein) from Buyer.  If Seller does not exercise its rights hereunder within the period provided above, Buyer shall have the right, at any time following the expiration of such period, to dispose of the Shares, the Warrant or Warrant Shares to a third party.  The closing pursuant to the exercise of the rights under this Section 9 shall take place at such place agreed upon between the parties, but not later than ten (10) days after the Seller has notified the Buyer of the exercise of its rights hereunder.  At such closing, the Buyer shall deliver certificates representing the Shares or Warrant Shares duly endorsed in blank for transfer, or with stock powers attached duly executed in blank with all required transfer tax stamps attached or provided for, and the Seller shall deliver the purchase price, or an appropriate portion thereof, in immediately available funds to the Buyer.  For purposes of this Section 9, "Fair Market Value" means the value arrived at using the Black-Scholes model, utilizing the following assumptions and inputs: (i) the market price of Seller's Common Stock is to be determined by the thirty (30) day volume weighted average price preceding the Triggering Event; (ii) the Warrant exercise price is $29.00 per share; (iii) the term of the Warrant shall be the remaining term of the Warrant as of the Triggering Event; (iv) interest rate assumptions based on the forward LIBOR curve for the remaining term of the Warrant as of the Triggering Event; (v) the expected dividend rates shall be the Seller's current dividend rate for the past three years prior to the Triggering Event; and (vi) volatility shall be based on the most recent historic volatility for the period in length covering the remaining term of the Warrant as of the Triggering Event.

10.	Mutual Conditions to Closing.

10.1           All necessary and required consents and approvals of the OTS and any other regulatory body or agency shall have been obtained and all notice and waiting periods required by law to pass after receipt of such approvals or consents shall have passed, and all conditions to consummation of the transactions set forth in this Agreement shall have been satisfied.

10.2           There shall be no actual or threatened causes of action, investigations or proceedings (i) challenging the validity or legality of this Agreement or the consummation of the transactions contemplated by this Agreement, or (ii) seeking damages in connection with the transactions contemplated by this Agreement, or (iii) seeking to restrain or invalidate the transactions contemplated by this Agreement, which, in the case of (i) through (iii), and in the reasonable judgment of the parties, based upon advice of counsel, would have a material adverse effect with respect to the interests of parties to this Agreement.   No judgment, order, injunction or decree (whether temporary, preliminary or permanent) issued by any court or agency of competent jurisdiction or other legal restraints or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect.  No statute, rule, regulation, order, injunction or decree (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any regulatory authority that prohibits, restricts, or makes illegal the consummation of the transactions contemplated in this Agreement.

11.           Miscellaneous.

11.1           This Agreement sets forth the entire understanding of the parties with respect to its subject matter, it supersedes all prior agreements between the parties, and it may not be altered except by written agreement by all parties hereto.  This Agreement shall be binding upon and inure to the benefit of the parties, their heirs, legal representatives, successors and assigns.  This Agreement is not transferable or assignable by the parties.

11.2           The representations, warranties, covenants and agreements of Seller and Buyer contained herein or made pursuant to this Agreement which by their terms are intended to survive the consummation of the transactions contemplated by this Agreement shall survive the execution and delivery of this Agreement.

11.3           This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.  Any legal proceedings with respect to this Agreement shall take place solely within the courts located within the State of Delaware and all parties hereto consent to the jurisdiction of said courts.  The parties hereby waive any right to trial by jury in any action or proceedings arising out of or related to this Agreement.

11.4           In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, Buyer will be entitled to specific performance under this Agreement with respect to the Seller's obligations under Section 2.4 and Section 3 of this Agreement. The Seller agrees that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of its obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation (other than in connection with any action for a temporary restraining order) the defense that a remedy at law would be adequate.

11.5           To the extent consistent with its obligations under the federal securities laws and regulations, including, but not limited to, Regulation FD under the Exchange Act, Seller will provide to the Buyer an advance copy of any proposed announcement to be made by the Seller with respect to this Agreement and/or the transaction contemplated hereby and the Buyer shall have the right to approve any information contained therein regarding Buyer, its affiliates and the transactions contemplated hereby, which approval shall not be unreasonably withheld or delayed.

11.6           This Agreement may be executed in any number of counterparts, and each such counterpart will for all purposes be deemed an original, and all such counterparts shall constitute one and the same instrument.

11.7           The section and subsection headings contained in this Agreement are included for convenience only and form no part of the agreement between the parties.

11.8           If for any reason any provision herein is determined to be invalid, such invalidity shall not impair or otherwise affect the validity of the other provisions of this Agreement.  Moreover, the parties agree to replace such invalid provision with a substitute provision that will satisfy the intent of the parties.

11.9           Paragraph titles herein are for description purposes only and shall not control or alter the meaning of the provisions of this Agreement as set forth in the text.

IN WITNESS WHEREOF, the parties have hereunto set their hands and seals as of the day and year first above written.

ATTEST:	WSFS FINANCIAL CORORATION, Seller

	By:	_________________________________
(corporate seal)		Mark A. Turner
President and Chief Executive Officer

ATTEST:	PENINSULA INVESTMENT PARTNERS, L.P., Buyer

By:	Peninsula Capital Appreciation, LLC
Its:	General Partner

By:	_________________________________
R. Ted Weschler
Managing Member

SCHEDULE 4.2 TO THE STOCK PURCHASE AGREEMENT

Except as set forth below, there are no outstanding subscriptions, options, warrants or agreements obligating Seller to issue, sell or otherwise dispose of any shares of Seller Common Stock:

Stock options for the purchase of 756,888 shares of Seller Common Stock.

25,876 shares of Seller's Restricted Common Stock outstanding.

Warrant for the purchase of 175,172 shares of Seller Common Stock issued to the U.S. Department of the Treasury at an exercise price of $45.08 per share, expires January 23, 2019.

SCHEDULE 4.6 TO THE STOCK PURCHASE AGREEMENT

Seller's earnings press release dated July 27, 2009, is attached hereto and incorporated herein by reference in satisfaction of Seller's obligations under Section 4.6 of this Agreement to disclose to Buyer any material adverse changes to Seller's financial condition or results of operations since the filing with the SEC of Seller's most recent Quarterly Report on Form 10-Q.

Exhibit C

FORM OF WARRANT TO PURCHASE COMMON STOCK

WARRANT TO PURCHASE COMMON STOCK

THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS.  THIS INSTRUMENT IS ISSUED SUBJECT TO THE RESTRICTIONS ON TRANSFER AND OTHER PROVISIONS OF A SECURITIES PURCHASE AGREEMENT BETWEEN THE ISSUER OF THESE SECURITIES AND THE INVESTOR REFERRED TO THEREIN, A COPY OF WHICH IS ON FILE WITH THE ISSUER. THE SECURITIES REPRESENTED BY THIS INSTRUMENT MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH SAID AGREEMENT.  ANY SALE OR OTHER TRANSFER NOT IN COMPLIANCE WITH SAID AGREEMENT WILL BE VOID.

WARRANT
to purchase

129,310
Shares of Common Stock

of WSFS Financial Corporation

Issue Date: _________, 2009

1.           Definitions. Unless the context otherwise requires, when used herein the following terms shall have the meanings indicated.

"Affiliate" means, with respect to any person, any person directly or indirectly controlling, controlled by or under common control with, such other person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with") when used with respect to any person, means the possession, directly or indirectly, of the power to cause the direction of management and/or policies of such person, whether through the ownership of voting securities by contract or otherwise.

"Board of Directors" means the board of directors of the Company, including any duly authorized committee thereof.

"Business Combination" means a merger, consolidation, statutory share exchange or similar transaction (other than for re-domiciling purposes).

"business day" means any day except Saturday, Sunday and any day on which banking institutions in the State of Delaware generally are authorized or required by law or other governmental actions to close.

"Capital Stock" means (A) with respect to any Person that is a corporation or company, any and all shares, interests, participations or other equivalents (however designated) of capital or capital stock of such Person and (B) with respect to any Person that is not a corporation or company, any and all partnership or other equity or profits interests of such Person.

"Charter" means, with respect to any Person, its certificate or articles of incorporation, articles of association, or similar organizational document.

"Common Stock" means the common stock, par value $0.01 per share, of the Company.

"Company" means WSFS Financial Corporation, a Delaware corporation.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

"Exercise Price" means $29.00 per share.

"Expiration Time" has the meaning set forth in Section 3.

"Governmental Entities" has the meaning ascribed to it in the Purchase Agreement.

"Issue Date" means the date of this Warrant.

"Market Price" means, with respect to a particular security, on any given day, the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the last closing bid and ask prices regular way, in either case on the principal national securities exchange on which the applicable securities are listed or admitted to trading or on the NASDAQ stock market, or if not listed or admitted to trading on any national securities exchange, the average of the closing bid and ask prices as furnished by two members of the Financial Industry Regulatory Authority, Inc. selected from time to time by the Company for that purpose.  "Market Price" shall be determined without reference to after hours or extended hours trading. If such security is not listed and traded in a manner that the quotations referred to above are available for the period required hereunder, the Market Price per share of Common Stock shall be deemed to be the fair market value per share of such security as determined in good faith by the Board of Directors in reliance on an opinion of a nationally recognized independent investment banking corporation retained by the Company for this purpose and certified in a resolution to the Warrantholder.  For the purposes of determining the Market Price of the Common Stock on the "trading day" preceding, on or following the occurrence of an event, (i) that trading day shall be deemed to commence immediately after the regular scheduled closing time of trading on the New York Stock Exchange or, if trading is closed at an earlier time, such earlier time and (ii) that trading day shall end at the next regular scheduled closing time, or if trading is closed at an earlier time, such earlier time (for the avoidance of doubt, and as an example, if the Market Price is to be determined as of the last trading day preceding a specified event and the closing time of trading on a particular day is 4:00 p.m. and the specified event occurs at 5:00 p.m. on that day, the Market Price would be determined by reference to such 4:00 p.m. closing price).

"Ordinary Cash Dividends" means a regular cash dividend on shares of Common Stock out of surplus or net profits legally available therefor (determined in accordance with generally accepted accounting principles in effect from time to time).

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"Person" has the meaning given to it in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act.

"Per Share Fair Market Value" has the meaning set forth in Section 11(B).

"Purchase Agreement" means the Stock Purchase Agreement between the Company and the Warrantholder, as amended from time to time.

"SEC" means the U.S. Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

"Shares" has the meaning set forth in Section 2.

"trading day" means (A) if the shares of Common Stock are not traded on any national or regional securities exchange or association or over-the-counter market,  a business day or (B) if the shares of Common Stock are traded on any national or regional securities exchange or association or over-the-counter market, a business day on which such relevant exchange or quotation system is scheduled to be open for business and on which the shares of  Common Stock (i) are not suspended from trading on any national or regional securities exchange or association or over-the-counter market for any period or periods aggregating one half hour or longer; and (ii) have traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the shares of Common Stock.

"U.S. GAAP" means United States generally accepted accounting principles.

"Warrantholder" has the meaning set forth in Section 2.

"Warrant" means this Warrant.

2.           Number of Shares; Exercise Price. This certifies that, for value received, Peninsula Investment Partners, L. P. (together with its permitted assignees, the "Warrantholder") is entitled, upon the terms and subject to the conditions hereinafter set forth, to acquire from the Company, in whole or in part, after the receipt of all necessary approvals of the Office of Thrift Supervision under applicable Federal banking laws, rules and regulations and/or of the U.S. Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, if any, up to an aggregate of 129,310 fully paid and nonassessable shares of Common Stock at a purchase price per share of Common Stock equal to the Exercise Price.  The number of shares of Common Stock (the "Shares") and the Exercise Price are subject to adjustment as provided herein, and all references to "Common Stock," "Shares" and "Exercise Price" herein shall be deemed to include any such adjustment or series of adjustments.

3.           Exercise of Warrant; Term. Subject to Section 2, to the extent permitted by applicable laws and regulations, the right to purchase the Shares represented by this Warrant is exercisable, in whole or in part by the Warrantholder, at any time or from time to time after the execution and delivery of this Warrant by the Company on the date hereof, but in no event later than 5:00 p.m., Wilmington, Delaware time on the tenth anniversary of the Issue Date (the "Expiration Time"), by (A) the surrender of this Warrant and Notice of Exercise annexed hereto, duly completed and executed on behalf of the Warrantholder, at the principal executive office of the Company located at the address set forth in the Purchase Agreement (or such other office or agency of the Company in the United States as it may designate by notice in writing to the Warrantholder at the address of the Warrantholder appearing on the books of the Company), and (B) payment of the Exercise Price for the Shares thereby purchased by tendering in cash, by certified or cashier's check payable to the order of the Company, or by wire transfer of immediately available funds to an account designated by the Company.

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If the Warrantholder does not exercise this Warrant in its entirety, the Warrantholder will be entitled to receive from the Company within a reasonable time, and in any event not exceeding three business days, a new warrant in substantially identical form for the purchase of that number of Shares equal to the difference between the number of Shares subject to this Warrant and the number of Shares as to which this Warrant is so exercised.  Notwithstanding anything in this Warrant to the contrary, the Warrantholder hereby acknowledges and agrees that its exercise of this Warrant for Shares is subject to the condition that the Warrantholder will have first received any necessary approvals of the Office of Thrift Supervision under applicable Federal banking laws, rules and regulations and/or of the U.S. Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

4.           Net Exercise.  If at any time from the date hereof to the Expiration Time, the fair market value of one share of the Company's Common Stock is greater than the Exercise Price (at the date of calculation as set forth below), then in lieu of exercising this Warrant by payment of cash, the Warrantholder may elect to receive Shares equal to the value (as determined below) of this Warrant (or the portion thereof being exercised) by surrender of this Warrant at the principal office of the Company in which event the Company shall issue to the Warrantholder a number of shares of Common Stock computed using the following formula:

    X = Y(A-B)
A

    Where X =         the number of shares of Common Stock to be issued to the Warrantholder

Y =	the number of shares of Common Stock issuable under the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being exercised (at the date of such calculation)

A =	the fair market value of one share of the Company's Common Stock (at the date of such calculation)

B =	Exercise Price (as adjusted to the date of such calculation)

For purposes of the above calculation, the fair market value of one share of Common Stock shall be determined by taking the average of the closing prices of the sales of any shares of Common Stock on all securities exchanges on which the Common Stock is listed.  If at any time the Common Stock is not listed on any securities exchange, the fair market value of one share of Common Stock shall be the amount determined in good faith by the Company's Board of Directors.

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5.           Issuance of Shares; Authorization; Listing. Certificates for Shares issued upon exercise of this Warrant will be issued in the name of the Warrantholder within a reasonable time, not to exceed three business days after the date on which this Warrant has been duly exercised in accordance with the terms of this Warrant.  The Company hereby represents and warrants that any Shares issued upon the exercise of this Warrant in accordance with the provisions of Section 3 will be duly and validly authorized and issued, fully paid and nonassessable and free from all taxes, liens and charges (other than liens or charges created by the Warrantholder, income and franchise taxes incurred in connection with the exercise of the Warrant or taxes in respect of any transfer occurring contemporaneously therewith). The Company agrees that the Shares so issued will be deemed to have been issued to the Warrantholder as of the close of business on the date on which this Warrant and payment of the Exercise Price are delivered to the Company in accordance with the terms of this Warrant, notwithstanding that the stock transfer books of the Company may then be closed or certificates representing such Shares may not be actually delivered on such date.  The Company will at all times reserve and keep available, out of its authorized but unissued Common Stock, solely for the purpose of providing for the exercise of this Warrant, the aggregate number of shares of Common Stock then issuable upon exercise of this Warrant at any time.  The Company will use reasonable best efforts to (A) procure, at its sole expense, the listing of the Shares issuable upon exercise of this Warrant at any time, subject to issuance or notice of issuance, on all principal stock exchanges on which the Common Stock is then listed or traded and (B) maintain such listings of such Shares at all times after issuance.  The Company will use reasonable best efforts to ensure that the Shares may be issued without violation of any applicable law or regulation or of any requirement of any securities exchange on which the Shares are listed or traded.

6.           No Fractional Shares or Scrip. No fractional Shares or scrip representing fractional Shares shall be issued upon any exercise of this Warrant.  In lieu of any fractional Share to which the Warrantholder would otherwise be entitled, the Warrantholder shall be entitled to receive a cash payment equal to the Market Price of the Common Stock on the last trading day preceding the date of exercise less the pro-rated Exercise Price for such fractional share.

7.           No Rights as Stockholders; Transfer Books. This Warrant does not entitle the Warrantholder to any voting rights or other rights as a stockholder of the Company prior to the date of exercise hereof. The Company will at no time close its transfer books against transfer of this Warrant in any manner which interferes with the timely exercise of this Warrant.

8.           Transfer/Assignment. The transfer of the Warrant and the Shares issued upon exercise of the Warrant are subject to the restrictions set forth in Sections 5.8 and 5.9 of the Purchase Agreement.  If and for so long as required by the Purchase Agreement, this Warrant shall contain the legends as set forth in Sections 5.8 and 5.9 of the Purchase Agreement.

9.           Loss, Theft, Destruction or Mutilation of Warrant. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and in the case of any such loss, theft or destruction, upon receipt of a bond, indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Warrant, the Company shall make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new Warrant of like tenor and representing the right to purchase the same aggregate number of Shares as provided for in such lost, stolen, destroyed or mutilated Warrant.

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10.           Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a business day, then such action may be taken or such right may be exercised on the next succeeding day that is a business day.

11.           Rule 144 Information. The Company covenants that it will use its reasonable best efforts to timely file all reports and other documents required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations promulgated by the SEC thereunder (or, if the Company is not required to file such reports, it will, upon the request of the Warrantholder, make publicly available such information as necessary to permit sales pursuant to Rule 144 under the Securities Act), and it will use reasonable best efforts to take such further action as the Warrantholder may reasonably request, in each case to the extent required from time to time to enable such holder to without registration under the Securities Act within the limitation of the exemptions provided by (A) Rule 144 under the Securities Act, as such rule may be amended from time to time, or (B) any successor rule or regulation hereafter adopted by the SEC. Upon the written request of the Warrantholder, the Company will deliver to the Warrantholder a written statement that it has complied with such requirements.

12.           Adjustments and Other Rights. The Exercise Price and the number of Shares issuable upon exercise of this Warrant shall be subject to adjustment from time to time as follows; provided, that if more than one subsection of this Section 12 is applicable to a single event, the subsection shall be applied that produces the largest adjustment and no single event shall cause an adjustment under more than one subsection of this Section 12 so as to result in duplication:

(A)           Stock Splits, Subdivisions, Reclassifications or Combinations. If the Company shall (i) declare and pay a dividend or make a distribution on its Common Stock in shares of Common Stock, (ii) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify the outstanding shares of Common Stock into a smaller number of shares, the number of Shares issuable upon exercise of this Warrant at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the Warrantholder after such date shall be entitled to purchase the number of shares of Common Stock which such holder would have owned or been entitled to receive in respect of the shares of Common Stock subject to this Warrant after such date had this Warrant been exercised immediately prior to such date.  In such event, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted to the number obtained by dividing (x) the product of (1) the number of Shares issuable upon the exercise of this Warrant before such adjustment and (2) the Exercise Price in effect immediately prior to the record or effective date, as the case may be, for the dividend, distribution, subdivision, combination or reclassification giving rise to this adjustment by (y) the new number of Shares issuable upon exercise of the Warrant determined pursuant to the immediately preceding sentence.

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(B)           Other Distributions. In case the Company shall fix a record date for the making of a distribution to all holders of shares of its Common Stock of securities, evidences of indebtedness, assets, cash, rights or warrants (excluding Ordinary Cash Dividends, dividends of its Common Stock and other dividends or distributions referred to in Section 12(A)), in each such case, the Exercise Price in effect prior to such record date shall be reduced immediately thereafter to the price determined by multiplying the Exercise Price in effect immediately prior to the reduction by the quotient of (x) the Market Price of the Common Stock on the last trading day preceding the first date on which the Common Stock trades regular way on the principal national securities exchange on which the Common Stock is listed or admitted to trading without the right to receive such distribution, minus the amount of cash and/or the Fair Market Value of the securities, evidences of indebtedness, assets, rights or warrants to be so distributed in respect of one share of Common Stock (such amount and/or Fair Market Value, the "Per Share Fair Market Value") divided by (y) such Market Price on such date specified in clause (x); such adjustment shall be made successively whenever such a record date is fixed.  In such event, the number of Shares issuable upon the exercise of this Warrant shall be increased to the number obtained by dividing (x) the product of (1) the number of Shares issuable upon the exercise of this Warrant before such adjustment, and (2) the Exercise Price in effect immediately prior to the distribution giving rise to this adjustment by (y) the new Exercise Price determined in accordance with the immediately preceding sentence.  In the case of adjustment for a cash dividend that is, or is coincident with, an Ordinary Cash Dividend, the Per Share Fair Market Value would be reduced by the per share amount of the portion of the cash dividend that would constitute an Ordinary Cash Dividend. In the event that such distribution is not so made, the Exercise Price and the number of Shares issuable upon exercise of this Warrant then in effect shall be readjusted, effective as of the date when the Board of Directors determines not to distribute such shares, evidences of indebtedness, assets, rights, cash or warrants, as the case may be, to the Exercise Price that would then be in effect and the number of Shares that would then be issuable upon exercise of this Warrant if such record date had not been fixed.

(C)           Business Combinations. In case of any Business Combination or reclassification of Common Stock (other than a reclassification of Common Stock referred to in Section 12(A)), the Warrantholder's right to receive Shares upon exercise of this Warrant shall be converted into the right to exercise this Warrant to acquire the number of shares of stock or other securities or property (including cash) which the Common Stock issuable (at the time of such Business Combination or reclassification) upon exercise of this Warrant immediately prior to such Business Combination or reclassification would have been entitled to receive upon consummation of such Business Combination or reclassification; and in any such case, if necessary, the provisions set forth herein with respect to the rights and interests thereafter of the Warrantholder shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to the Warrantholder's right to exercise this Warrant in exchange for any shares of stock or other securities or property pursuant to this paragraph.  In determining the kind and amount of stock, securities or the property receivable upon exercise of this Warrant following the consummation of such Business Combination, if the holders of Common Stock have the right to elect the kind or amount of consideration receivable upon consummation of such Business Combination, then the consideration that the Warrantholder shall be entitled to receive upon exercise shall be deemed to be the types and amounts of consideration received by the majority of all holders of the shares of common stock that affirmatively make an election (or of all such holders if none make an election).

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(D)           Rounding of Calculations; Minimum Adjustments. All calculations under this Section 12 shall be made to the nearest one-tenth (1/10th) of a cent or to the nearest one-hundredth (1/100th) of a share, as the case may be.  Any provision of this Section 13 to the contrary notwithstanding, no adjustment in the Exercise Price or the number of Shares into which this Warrant is exercisable shall be made if the amount of such adjustment would be less than $0.01 or one-tenth (1/10th) of a share of Common Stock, but any such amount shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate $0.01 or 1/10th of a share of Common Stock, or more.

(E)           Timing of Issuance of Additional Common Stock Upon Certain Adjustments. In any case in which the provisions of this Section 12 shall require that an adjustment shall become effective immediately after a record date for an event, the Company may defer until the occurrence of such event (i) issuing to the Warrantholder of this Warrant exercised after such record date and before the occurrence of such event the additional shares of Common Stock issuable upon such exercise by reason of the adjustment required by such event over and above the shares of Common Stock issuable upon such exercise before giving effect to such adjustment and (ii) paying to the Warrantholder any amount of cash in lieu of a fractional share of Common Stock; provided, however, that the Company upon request shall deliver to the Warrantholder a due bill or other appropriate instrument evidencing the Warrantholder's right to receive such additional shares, and such cash, upon the occurrence of the event requiring such adjustment.

(F)           Statement Regarding Adjustments. Whenever the Exercise Price or the number of Shares into which this Warrant is exercisable shall be adjusted as provided in Section 12, the Company shall forthwith file at the principal office of the Company a statement showing in reasonable detail the facts requiring such adjustment and the Exercise Price that shall be in effect and the number of Shares into which this Warrant shall be exercisable after such adjustment, and the Company shall also cause a copy of such statement to be sent by mail, first class postage prepaid, to the Warrantholder at the address appearing in the Company's records.  It is the intent of the Company that the Warrant be classified as an equity investment for accounting purposes.

(G)           Proceedings Prior to Any Action Requiring Adjustment. As a condition precedent to the taking of any action which would require an adjustment pursuant to this Section 12, the Company shall take any action which may be necessary, including obtaining regulatory, New York Stock Exchange, NASDAQ Stock Market or other applicable national securities exchange or stockholder approvals or exemptions, in order that the Company may thereafter validly and legally issue as fully paid and nonassessable all shares of Common Stock that the Warrantholder is entitled to receive upon exercise of this Warrant pursuant to this Section 12.

(H)           Notice of Adjustments; Notices.  Whenever the Exercise Price or number of shares hereunder shall be adjusted, the Company shall issue a certificate signed by its President, Chief Executive Officer or Chief Financial Officer setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated and the Exercise Price and number of shares hereunder after giving effect to such adjustment, and shall cause a copy of such certificate to be mailed (by first class mail, postage prepaid) to the Warrantholder. The Company shall give written notice to the Warrantholder at least 20 days prior to the date on which the Company closes its books or takes a record for determining rights to receive any dividends or distributions.

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(I)           Adjustment Rules. Any adjustments pursuant to this Section 12 shall be made successively whenever an event referred to herein shall occur.  If an adjustment in Exercise Price made hereunder would reduce the Exercise Price to an amount below par value of the Common Stock, then such adjustment in Exercise Price made hereunder shall reduce the Exercise Price to the par value of the Common Stock.

13.           No Impairment. The Company will not, by amendment of its Charter or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in taking of all such action as may be necessary or appropriate in order to protect the rights of the Warrantholder.

14.           Governing Law. This Warrant will be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed entirely within such State.

15.           Binding Effect. This Warrant shall be binding upon any successors or assigns of the Company.

16.           Amendments. This Warrant may be amended and the observance of any term of this Warrant may be waived only with the written consent of the Company and the Warrantholder.

17.           Prohibited Actions. The Company agrees that it will not take any action which would entitle the Warrantholder to an adjustment of the Exercise Price if the total number of shares of Common Stock issuable after such action upon exercise of this Warrant, together with all shares of Common Stock then outstanding and all shares of Common Stock then issuable upon the exercise of all outstanding options, warrants, conversion and other rights, would exceed the total number of shares of Common Stock then authorized by its Charter.

18.           Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other will be in writing and will be deemed to have been duly given (a) on the date of delivery if delivered personally, or by facsimile, upon confirmation of receipt, or (b) on the second business day following the date of dispatch if delivered by a recognized next day courier service. All notices hereunder shall be delivered as set forth in the Purchase Agreement or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

19.           Entire Agreement. This Warrant, the forms attached hereto and Purchase Agreement (including all documents incorporated therein), contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior and contemporaneous arrangements or undertakings with respect thereto.

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[Form of Notice of Exercise]

Date: _________

TO:           WSFS Financial Corporation

RE:           Election to Purchase Common Stock

The undersigned, pursuant to the provisions set forth in the attached Warrant, hereby agrees to subscribe for and purchase the number of shares of the Common Stock set forth below covered by such Warrant.  The undersigned, in accordance with Section 3 of the Warrant, hereby agrees to pay the aggregate Exercise Price for such shares of Common Stock in the manner set forth below. A new warrant evidencing the remaining shares of Common Stock covered by such Warrant, but not yet subscribed for and purchased, if any, should be issued in the name set forth below.

Number of Shares of Common Stock

Method of Payment of Exercise Price

Aggregate Exercise Price:

Holder:
By:
Name:
Title:

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IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by a duly authorized officer.

Dated:

	COMPANY:	WSFS FINANCIAL CORPORATION

By:
		Name:	Mark A. Turner
		Title:	President and Chief Executive Officer

Attest:

By:
		Name:	Stephen A. Fowle
		Title:	Secretary

[Signature Page to Warrant]

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